UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Protection One, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

743663403
(CUSIP Number)

Alex Hocherman
Quadrangle Group LLC
375 Park Avenue, 14th Floor
New York, NY 10152
(212) 418-1700

Copy to:

Phillip R. Mills, Esq.
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017
(212) 450-4618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663403	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS. POI Acquisition, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,803,886
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,803,886
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,803,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
* The calculation of the foregoing percentage is based on 25,433,221 shares of common stock, par value $0.01 per share (the “Common Stock” or “shares”) of Protection One, Inc. (“POI”) outstanding as of April 23, 2010.

CUSIP No. 743663403	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS. Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,803,886*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,803,886*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,803,886*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
* All shares are held by POI Acquisition, L.L.C. Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Capital Partners LP may be deemed to share beneficial ownership of such shares as a result of its 70.36% ownership of POI Acquisition, L.L.C. However, Quadrangle Capital Partners LP disclaims beneficial ownership of such shares.
** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010.

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CUSIP No. 743663403	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS. Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,803,886*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,803,886*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,803,886*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
* All shares are held by POI Acquisition, L.L.C. Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Capital Partners-A LP may be deemed to share beneficial ownership of such shares as a result of its 25.99% ownership of POI Acquisition, L.L.C. However, Quadrangle Capital Partners-A LP disclaims beneficial ownership of such shares.
** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010

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CUSIP No. 743663403	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,803,886*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,803,886*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,803,886*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
* All shares are held by POI Acquisition, L.L.C. Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Select Partners LP may be deemed to share beneficial ownership of such shares as a result of its 3.65% ownership of POI Acquisition, L.L.C. However, Quadrangle Select Partners LP disclaims beneficial ownership of such shares.
** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010.

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CUSIP No. 743663403	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS. Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,803,886*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,803,886*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,803,886*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
*All shares are held by POI Acquisition, L.L.C. Quadrangle GP Investors LP is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners−A LP, which together own all of the equity of POI Acquisition, L.L.C. However, Quadrangle GP Investors LP disclaims beneficial ownership of such shares.
** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010.

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CUSIP No. 743663403	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS. Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,803,886*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,803,886*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,803,886*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
*All shares are held by POI Acquisition, L.L.C. Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners−A LP, which together own all of the equity of POI Acquisition, L.L.C. However, Quadrangle GP Investors LLC disclaims beneficial ownership of such shares. The managing members of Quadrangle GP Investors LLC are Peter R. Ezersky, Michael Huber, Edward Sippel and Joshua L. Steiner. The managing members of Quadrangle GP Investors LLC may be deemed to share voting and/or dispositive power with respect to the 11,803,886 shares held by POI Acquisition, L.L.C.  However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.
** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010.

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This Amendment No. 5 to Schedule 13D supplements and amends the Schedule 13D of POI Acquisition, L.L.C. (“POIA”), Quadrangle Capital Partners LP, Quadrangle Capital Partners−A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC (together, the “Quadrangle Entities”), Quadrangle Master Funding Ltd. and Quadrangle Debt Recovery Advisors LP (together, the “Monarch Entities”) originally filed on February 17, 2004, amended pursuant to Amendment No. 1 to Schedule 13D filed on November 18, 2004, Amendment No. 2 to Schedule 13D filed on February 18, 2005, Amendment No. 3 to Schedule 13D filed on April 10, 2007, and Amendment No. 4 to Schedule 13D filed on May 6, 2008 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Protection One, Inc. (“POI”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds or Other Consideration

No change.

Item 4.  Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 26, 2010, POI, Protection Holdings, LLC (“Parent”), a Delaware limited liability company, and Protection Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Acquisition Sub has agreed to commence a tender offer (the “Offer”) to acquire all of POI’s outstanding shares of Common Stock, for $15.50 per share to the seller in cash, net of applicable withholdings and without interest (the “Offer Price”). The Merger Agreement also provides that, following completion of the Offer, Acquisition Sub will be merged with and into POI (the “Merger”) with POI surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, all remaining outstanding shares of Common Stock not tendered in the Offer (other than Shares owned by Parent, Acquisition Sub, POI and its subsidiaries), will be acquired for cash at the Offer Price and on the terms and conditions set forth in the Merger Agreement.

On April 26, 2010, Parent, Acquisition Sub, and POIA entered into a Tender and Support Agreement (the “Quadrangle Support Agreement”) and Parent, Acquisition Sub, and Monarch Alternative Capital LP (“Monarch”) entered into a Tender and Support Agreement (the “Monarch Support Agreement,” and together with the Quadrangle Support Agreement, the “Support Agreements”).

Pursuant to the Quadrangle Support Agreement, POIA agreed, subject to certain conditions being met, to validly tender (or cause to be tendered) in the Offer the shares owned by it as of the date of the Quadrangle Support Agreement and all additional shares with respect to which POIA obtains ownership after the date of the Quadrangle Support Agreement (such shares, the “Covered Shares”).

The Quadrangle Support Agreement further provides that POIA will, until the tender and acceptance for payment of the Covered Shares in the Offer, at any meeting of the stockholders of POI, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of POI is sought, (i) appear at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or

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cause a written consent to be executed and delivered) covering, all such Covered Shares (A) in favor of adopting the Merger Agreement, and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and the Quadrangle Support Agreement and any other matter that must be approved by the stockholders of POI in order for the transactions contemplated by the Merger Agreement to be consummated, (B) against any Competing Proposal (as defined in the Merger Agreement), and (C) against any proposal, action or agreement that would result in any of the conditions set forth in Article VII (conditions to the Merger) or Annex I (conditions to the Offer) of the Merger Agreement not being fulfilled or satisfied.

Also pursuant to the Quadrangle Support Agreement, POIA agreed not to (i) Transfer (as defined in the Support Agreements) any or all of the Covered Shares without the prior written consent of Parent, (ii) grant any proxy, power of attorney or other authorization or consent in or with respect to any of the Covered Shares that would be inconsistent with its voting and consent obligations described in the paragraph above, or (iii) take any other action that would make any representation or warranty made by POIA in the Quadrangle Support Agreement untrue or incorrect in any material respect or restrict, limit or interfere in any material respect with the performance by POIA of its obligations under the Quadrangle Support Agreement.

POIA further agreed that it will not, and that it will cause its officers, directors, employees and other agents not to, directly or indirectly, (i) solicit, initiate, propose, knowingly facilitate or encourage (including by providing nonpublic information) any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (ii) furnish to any person any material nonpublic information with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iii) engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal, (v) make any public statement or proposal inconsistent with the Company Recommendation (as defined in the Merger Agreement), or (vi) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring POIA to abandon, terminate or breach its obligations under the Quadrangle Support Agreement or fail to consummate the transactions contemplated by the Quadrangle Support Agreement.  Furthermore, POIA agreed to provide Parent with certain information regarding any Competing Proposal made to POIA.

The Quadrangle Support Agreement will terminate upon the earliest of (i) the mutual agreement of Parent and POIA, (ii) the consummation of the Merger, (iii) the termination of the Merger Agreement, or (iv) the delivery of written notice of termination by POIA to Parent following (A) any amendment to the Merger Agreement effected without the prior written consent of the Quadrangle Entities, or (B) any amendment to the terms or conditions of the Offer that is not otherwise permitted by the Merger Agreement without the approval of POI, unless POIA has previously approved such amendment.

Also on April 26, 2010, POI, POIA, and Monarch Master Funding Ltd. entered into a Letter Agreement (the “Letter Agreement”) pursuant to which they agreed to waive the application of Article III (Transfer Restrictions) and Article IV (Right of First Offer, Tag-Along Sale, Drag-Along) of the Amended Stockholders Agreement to the entry into the Support Agreements and to the tender of each of Monarch’s and POI’s Covered Shares in the Offer.  POI also agreed to reimburse POIA, Monarch and their respective affiliates for their out-of-pocket costs and expenses reasonably incurred in connection with the preparation of the Letter Agreement, the Support Agreements, and the transactions contemplated by the Letter Agreement, the Support Agreements, the Merger Agreement, the Offer, and the process resulting in the Merger Agreement and all matters related thereto up to, an aggregate maximum amount, collectively for POIA, Monarch and their respective affiliates, of $700,000.

The summary set forth herein of certain provisions of the Quadrangle Support Agreement and the Letter Agreement does not purport to be a complete description thereof and is qualified by its entirety by reference to the full provisions of the Quadrangle Support Agreement and the Letter Agreement, copies of which have been filed as exhibits hereto.

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Item 5.  Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

The information contained on the cover pages of this Schedule 13D and in Item 4 is incorporated herein by reference.

(c) None of the Reporting Persons has engaged in any transactions during the past 60 days in, any shares of Common Stock, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended  and supplemented by adding the information contained in Item 4 of this Amendment, which is herein incorporated by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 11     Agreement and Plan of Merger, dated as of April 26, 2010, among Protection One, Inc., Protection Holdings, LLC and Protection Acquisition Sub, Inc.(incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

Exhibit 12     Tender and Support Agreement, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and POI Acquisition, L.L.C (incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

Exhibit 13     Letter Agreement, dated as of April 26, 2010, by and among Protection One, Inc., POI Acquisition, L.L.C, and Monarch Master Funding Ltd.

Exhibit 14     Amended and Restated Joint Filing Agreement, dated as of April 27, 2010, by and among POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, and Quadrangle GP Investors LLC.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POI ACQUISITION, L.L.C.

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Manager

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

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QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

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INDEX TO EXHIBITS

Exhibit No.	Description

11
Agreement and Plan of Merger, dated as of April 26, 2010, among Protection One, Inc., Protection Holdings, LLC and Protection Acquisition Sub, Inc. (incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

12
Tender and Support Agreement, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and POI Acquisition, L.L.C (incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

13	Letter Agreement, dated as of April 26, 2010, by and among Protection One, Inc., POI Acquisition, L.L.C, and Monarch Master Funding Ltd.

14
Amended and Restated Joint Filing Agreement, dated as of April 27, 2010, by and among POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, and Quadrangle GP Investors LLC.

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